Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

DATE OF BOARD MEETING AND

DATE OF ANNOUNCEMENT OF FOURTH QUARTER AND FISCAL YEAR 2023 FINANCIAL RESULTS

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”, with its subsidiaries and consolidated affiliated entities, the “Group”) will hold a Board meeting on Tuesday, March 26, 2024 (Hong Kong time) for the purpose of, among others, considering and approving (i) the Group’s unaudited financial results for the three months ended December 31, 2023 and the financial results for the full year ended December 31, 2023 (the “Q4 and FY Results”) and its publication; (ii) the annual results of the Group for the year ended December 31, 2023 (the “Annual Results”) and its publication; and (iii) the recommendation of dividend (the “Dividend Recommendation”), if any. The Company will announce its Q4 and FY Results, Annual Results and Dividend Recommendation (if any) at or around 6:00 a.m. on Wednesday, March 27, 2024 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Following the announcement of the Q4 and FY Results, the Company’s senior management will host a combined English and Chinese language earnings conference call to discuss its Q4 and FY Results and recent business activities. The conference call may be accessed with the following details:

Dial-in details:

Conference title:	Noah Holdings 4Q and Full Year 2023 Earnings Conference Call
Date/Time:	Tuesday, March 26, 2024 at 8:00 p.m., U.S. Eastern Time
Wednesday, March 27, 2024 at 8:00 a.m., Hong Kong Time

Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	2326545

A telephone replay will be available starting approximately one hour after the end of the conference until April 2, 2024 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 1565571.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

The Dividend Recommendation, if any, may or may not be approved by the Board at the Board meeting, and the other conditions for the declaration and payment of the dividend may or may not be fulfilled. In addition, the declaration and payment of the dividend, if approved by the Board, will also be subject to the shareholders’ approval at an annual general meeting of the Company to be convened. The shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, March 14, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.

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